Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports Second Quarter 2020 with
Quarter over Quarter Revenues and Margins Growth

Guides Third Quarter Sequential Revenue Growth

MIGDAL HAEMEK, ISRAEL – July 29, 2020 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reported today its results for the second quarter ended June 30, 2020.

Second Quarter Results Overview

Revenues, gross profit and operating profit for the second quarter of 2020 demonstrated quarter over quarter and year over year growth at $310 million revenues as compared to $300 million and $306 million; gross profit at $58 million, as compared to $53 million and $53 million; and operating profit at $22 million, as compared to $16 million and $18 million, for the first quarter of 2020 and the second quarter of 2019, respectively.

Net profit for the second quarter of 2020 was $19 million, or $0.18 basic and diluted earnings per share, as compared to net profit of $17 million or $0.16 basic and diluted earnings per share in the prior quarter, and $21 million or $0.20 basic and diluted earnings per share in the second quarter of 2019.

Cash flow generated from operations in the second quarter of 2020 was $67 million with investment in fixed assets, net of $63 million that included payments related to the 300mm facility capacity expansion program. In the second quarter of 2020, the company repaid $5 million of its debt.

Business Outlook
Tower Semiconductor expects revenues for the third quarter of 2020 to be $320 million, with an upward or downward range of 5%, demonstrating quarter over quarter and year over year growth.

Mr. Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, commented: “Entering the second half of 2020, we are pleased that in the midst of certain market pullbacks, we continue to guide quarter over quarter and year over year growth. This is strong affirmation of our offerings, our increasing market share in RF SOI, and the high value our customers assign to our SiGe platform enablers. Our expansion into additional served markets for power management is well received, which business is seeing significant growth this year. Strengthening our diversification through entering newly served market applications and increased market share has enabled notable performance in this challenging environment”.

Ellwanger further commented: “We are motivated with the degree of customer interaction and acceptance of our recent developments, namely in advanced SiPho, very high-speed silicon germanium, the entire BSI and stacked wafer sensor offerings, as well as our newly served markets in display. These activities, in addition to our present strong and growing core business, back our confidence in our strategy and roadmap, and will be additionally accretive when all end markets revive to previous patterns.”

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Wednesday, July 29, 2020, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the second quarter of 2020 and its outlook.

This call will be webcast and can be accessed via Tower Semiconductor’s website at www.towersemi.com or by calling 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).  For those who are not available to listen to the live broadcast, the call will be archived on Tower Semiconductor’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we describe in this release as “adjusted” financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or both of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding financing and other income (expense), net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $67 million, $68 million and $72 million for the three months periods ended June 30, 2020, March 31, 2020 and June 30, 2019, respectively) less cash used  for investments in property and equipment, net (in the amounts of $63 million, $63 million and $44 million for the three months periods ended June 30, 2020, March 31, 2020 and June 30, 2019, respectively).  The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit www.towersemi.com.

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of June 30, 2020 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities, including TPSCo and the San Antonio facility, (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities and/or for strategic opportunities and the possible unavailability of such financing and/ or the availability of such financing in unfavorable terms , (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease; (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, (xxxvi) potential future effect on TPSCo and the Company due to the possible closing of Panasonic sale of PSCS (a company holding 49% of TPSCo) to Nuvoton, (xxxvii) industry and market impact due to the coronavirus and its potential impact on our business, operational continuity, supply chain, revenue and profitability; (xxxviii) potential security, cyber and privacy breaches, and (xxxix) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	June 30,	December 31,
	2020	2019

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$258,793	$355,561
Short-term deposits	269,263	215,609
Marketable securities	195,886	176,070
Trade accounts receivable	128,401	126,966
Inventories	210,129	192,256
Other current assets	28,158	22,019
Total current assets	1,090,630	1,088,481

LONG-TERM INVESTMENTS	41,219	40,085

PROPERTY AND EQUIPMENT, NET	765,895	681,939

GOODWILL AND INTANGIBLE ASSETS, NET	16,298	17,281

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	91,834	105,047

TOTAL ASSETS	$2,005,876	$1,932,833

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$79,668	$65,932
Trade accounts payable	154,517	119,199
Deferred revenue and customers' advances	8,455	10,322
Other current liabilities	68,192	57,603
Total current liabilities	310,832	253,056

LONG-TERM DEBT	219,764	245,821

LONG-TERM CUSTOMERS' ADVANCES	27,570	28,196

LONG-TERM EMPLOYEE RELATED LIABILITIES	14,970	13,285

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	40,596	45,752

TOTAL LIABILITIES	613,732	586,110

TOTAL SHAREHOLDERS' EQUITY	1,392,144	1,346,723

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,005,876	$1,932,833

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	June 30,	March 31,	June 30,
	2020	2020	2019

REVENUES	$310,090	$300,171	$306,064

COST OF REVENUES	252,385	247,628	252,657

GROSS PROFIT	57,705	52,543	53,407

OPERATING COSTS AND EXPENSES:

Research and development	19,424	19,414	18,812
Marketing, general and administrative	16,154	16,691	16,838

	35,578	36,105	35,650

OPERATING PROFIT	22,127	16,438	17,757

FINANCING AND OTHER INCOME (EXPENSE), NET	1,831	(2,113)	947

PROFIT BEFORE INCOME TAX	23,958	14,325	18,704

INCOME TAX BENEFIT (EXPENSE), NET	(2,484)	1,706	1,018

PROFIT BEFORE NON CONTROLLING INTEREST	21,474	16,031	19,722

NON CONTROLLING INTEREST	(2,422)	989	1,214

NET PROFIT	$19,052	$17,020	$20,936

BASIC EARNINGS PER SHARE	$0.18	$0.16	$0.20

Weighted average number of shares	106,956	106,814	106,321

DILUTED EARNINGS PER SHARE	$0.18	$0.16	$0.20

Weighted average number of shares	108,277	108,149	107,178

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$19,052	$17,020	$20,936
Stock based compensation	3,795	4,543	3,884
Amortization of acquired intangible assets	493	310	494
ADJUSTED NET PROFIT	$23,340	$21,873	$25,314

ADJUSTED BASIC AND DILUTED EARNINGS PER SHARE	$0.22	$0.20	$0.24

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	S i x m o n t h s e n d e d
	June 30,
	2020	2019

REVENUES	$610,261	$616,171

COST OF REVENUES	500,013	499,613

GROSS PROFIT	110,248	116,558

OPERATING COSTS AND EXPENSES:

Research and development	38,838	37,980
Marketing, general and administrative	32,845	33,479

	71,683	71,459

OPERATING PROFIT	38,565	45,099

FINANCING AND OTHER INCOME (EXPENSE), NET	(282)	1,672

PROFIT BEFORE INCOME TAX	38,283	46,771

INCOME TAX EXPENSE, NET	(778)	(649)

PROFIT BEFORE NON CONTROLLING INTEREST	37,505	46,122

NON CONTROLLING INTEREST	(1,433)	1,030

NET PROFIT	$36,072	$47,152

BASIC EARNINGS PER SHARE	$0.34	$0.45

Weighted average number of shares	106,885	105,829

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$36,072	$47,152
Stock based compensation	8,338	7,707
Amortization of acquired intangible assets	803	2,135
ADJUSTED NET PROFIT	$45,213	$56,994

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

EBITDA CALCULATION:
	T h r e e m o n t h s e n d e d
	June 30,	March 31,	June 30,
	2020	2020	2019

GAAP OPERATING PROFIT	$22,127	$16,438	$17,757
Depreciation of fixed assets	55,175	51,484	47,966
Stock based compensation	3,795	4,543	3,884
Amortization of acquired intangible assets	493	310	494

EBITDA	$81,590	$72,775	$70,101

	S i x m o n t h s e n d e d
	June 30,	June 30,
	2020	2019

GAAP OPERATING PROFIT	$38,565	$45,099
Depreciation of fixed assets	106,659	94,007
Stock based compensation	8,338	7,707
Amortization of acquired intangible assets	803	2,135

EBITDA	$154,365	$148,948

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	June 30,	March 31,	June 30,
	2020	2020	2019

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$251,348	$355,561	$408,098

Net cash provided by operating activities	66,603	68,336	72,156
Investments in property and equipment, net	(62,537)	(62,907)	(43,727)
Exercise of options	1,127	87	--
Debt repaid, net	(5,000)	(24,197)	(7,475)
Effect of Japanese Yen exchange rate change over cash balance	682	(176)	3,205
Investments in short-term deposits, marketable securities and other assets, net	6,570	(85,356)	(27,099)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$258,793	$251,348	$405,158

	S i x m o n t h s e n d e d
	June 30,	June 30,
	2020	2019

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$355,561	$385,091

Net cash provided by operating activities	134,939	147,024
Investments in property and equipment, net	(125,444)	(85,445)
Exercise of options	1,214	397
Debt repaid, net	(29,197)	(10,549)
Effect of Japanese Yen exchange rate change over cash balance	506	2,465
Investments in short-term deposits, marketable securities and other assets, net	(78,786)	(33,825)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$258,793	$405,158

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	S i x m o n t h s e n d e d		T h r e e m o n t h s e n d e d
	June 30,	June 30,	June 30,	March 31,	June 30,
	2020	2019	2020	2020	2019

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$37,505	$46,122	$21,474	$16,031	$19,722

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	117,299	104,867	60,268	56,796	52,853
Effect of exchange rate differences on debentures	(910)	6,205	3,159	(4,069)	2,204
Other income, net	(890)	(445)	(876)	(14)	(428)
Changes in assets and liabilities:
Trade accounts receivable	(1,296)	31,271	(12,981)	11,685	12,665
Other assets	5,122	(5,755)	(1,998)	7,355	(2,050)
Inventories	(17,380)	(3,017)	(11,209)	(6,171)	378
Trade accounts payable	(12,950)	(15,204)	(6,751)	(6,199)	(12,553)
Deferred revenue and customers' advances	(2,498)	(13,649)	(1,927)	(571)	(2,964)
Other current liabilities	10,729	(1,846)	13,977	(3,248)	2,957
Long-term employee related liabilities	2,078	39	2,109	(31)	(29)
Deferred tax, net and other long-term liabilities	(1,870)	(1,564)	1,358	(3,228)	(599)
Net cash provided by operating activities	134,939	147,024	66,603	68,336	72,156

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(125,444)	(85,445)	(62,537)	(62,907)	(43,727)
Investments in deposits, marketable securities and other assets, net	(78,786)	(33,825)	6,570	(85,356)	(27,099)
Net cash used in investing activities	(204,230)	(119,270)	(55,967)	(148,263)	(70,826)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(29,197)	(10,549)	(5,000)	(24,197)	(7,475)
Exercise of options	1,214	397	1,127	87	--
Net cash used in financing activities	(27,983)	(10,152)	(3,873)	(24,110)	(7,475)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	506	2,465	682	(176)	3,205

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(96,768)	20,067	7,445	(104,213)	(2,940)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	355,561	385,091	251,348	355,561	408,098

CASH AND CASH EQUIVALENTS - END OF PERIOD	$258,793	$405,158	$258,793	$251,348	$405,158